SiRF Technology Holdings, Inc.
148 E. Brokaw Road
San Jose, CA 95112

October 10, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

David Burton

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SiRF Technology Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 0-50669

Dear Mr. Burton:

On behalf of SiRF Technology Holdings, Inc., this letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 12, 2006. Set forth below are our responses to the Staff’s comments.

Form 10-K for the year ended December 31, 2005

Note 3 - Business and a Development-Stage Company Acquisitions, page 64

1.	We note your response to prior comments 6 and 10. We note that your analysis of the need to provide the supplemental pro forma information required by paragraphs 54 and 55 of SFAS 141 focuses on the significance tests outlined in Regulation S-X. We also note that SFAS 141, and therefore US GAAP, requires the disclosure of all the information outlined in paragraphs 51 through 55 for a “material business combination.” In accordance with SAB 99 that analysis would be based on the specific facts and circumstances relating to an acquisition and would consider whether the acquisition would have had, or is expected to have, a material effect on the results of operations of the acquiring company. Please provide us with your revised analysis or confirm that you will provide the required supplemental pro forma disclosure as appropriate in future filings periods.

2.	As you have already concluded that the acquisitions are material for disclosure pursuant to SFAS 141, please explain why a conclusion in your analysis indicating that the supplemental pro forma data was immaterial would not be inconsistent.

Response: In response to the Staff’s comments, the Registrant furnishes herewith additional supplemental analysis of its 2005 acquisitions addressing whether such acquisitions, in the aggregate, are material for disclosure pursuant to SFAS 141. In addition to the prior analysis that focused on the significance test outlined in Regulation S-X, the Registrant has performed a preliminary quantitative analysis, based on the information available to the Registrant and the Registrant’s best estimates as to information that is not available to the Registrant, to determine whether the 2005 acquisitions, in the aggregate, would have had, or are expected to have, a material effect on the Registrant’s results of operations. The Registrant has also performed a qualitative materiality analysis under SAB 99 based on the specific facts and circumstances relating to the acquisitions and has considered whether the 2005 acquisitions, in the aggregate, would have had, or are expected to have, a material effect on the results of operations of the Registrant.

Quantitative Analysis of the 2005 Acquisitions in the Aggregate

The Registrant performed a preliminary quantitative analysis, which is being supplementally provided to the Staff along with the hard copy of this response letter, of the estimated pro forma financial results of the Registrant for 2005 assuming that each of the 2005 acquisitions had occurred on January 1, 2005 in order to determine if the acquisitions, in the aggregate, would have had a material effect on the fiscal year 2005 results of operations of the Registrant as reported in its Annual Report on Form 10-K for the year ended December 31, 2005. Based on this preliminary analysis, the Registrant believes the estimated 2005 pro forma financial results could be considered material; however, this preliminary analysis is subject to significant estimates and judgments. These estimates and judgments arise primarily because the historical pre-acquisition financial information for the acquired Motorola GPS chip set product family is unknown to the Registrant. The Registrant has requested historical pre-acquisition financial information from Motorola for the Motorola GPS chip set product family. Motorola has informed the Registrant that such information is not available as Motorola did not keep separate financial data, such as revenues and direct expenses for its GPS chip set product family as it was not managed as either a separate division or business unit of Motorola. Even if substantial payments were made to Motorola in order to attempt to prepare financial results for the periods prior to acquisition of Motorola’s GPS chip set product family, it is not yet known whether the Registrant could prepare pro forma financial results for 2005 that include the effects of all of the 2005 acquisitions on which investors would be able to reasonably rely. For purposes of the supplemental quantitative analysis provided herewith, the Registrant has used its best estimates to determine the pre-acquisition financial results for January through May 2005 for the Motorola GPS chip set product family. These estimates are based on the Registrant’s high-level estimates of presumed product shipments and selling price to determine estimated net revenue, and a variety of cost and benefit allocations to determine operating profit (loss). Given the significant difficulty required in preparing 2005 pro forma financial information for the Motorola GPS chip set product family in the absence of reliable historical information, the Registrant would have even more difficulty in preparing comparative 2004 pro forma financial information.

As a result of these significant estimates and judgments, this preliminary quantitative analysis is only to be used as a general guide, along with the Regulation S-X significance test and the qualitative SAB 99 analysis below, to determine the pro forma materiality of the 2005 acquisitions on the Registrant’s results of operations. We respectfully advise the Staff that while taken in isolation, the preliminary quantitative analysis supplementally provided indicates the 2005 acquisitions appear to be material in the aggregate, the Registrant would be required to invest significant additional time and incur significant additional expense to attempt to prepare reliable and auditable pro forma disclosures for 2005 and the comparative 2004 period. Further, it may not be possible for the Registrant to prepare reliable and auditable pro forma disclosures for 2004 and 2005 that include the acquisition of the Motorola GPS chip set product family. On this basis, the Registrant believes equal weighting should be given to the information previously disclosed by the Registrant in its Annual Report on Form 10-K for the year ended December 31, 2005, as well as other qualitative factors as described below, in determining whether the Registrant is required to provide such pro forma financial information.

The 2005 acquisitions were clearly not material from a revenue perspective, which is one of the primary factors investors analyze for purposes of assessing the Registrant’s growth sustainability. The change in operating profit, pretax profit and net profit were primarily driven by the following factors: stock compensation expenses, expenses related to contingent cash compensation and, to a lesser extent, amortization of purchased intangible assets. Each of these items, which are key factors indicating quantitative materiality, were previously disclosed in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 in pages 38-39 and 41 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the footnote referenced in the Staff’s Comment No. 1 above.

Qualitative Analysis of the 2005 Acquisitions in the Aggregate

The Registrant also performed a summary qualitative analysis of the 2005 acquisitions in the aggregate to assess whether the acquisitions were material to investors from a qualitative perspective in accordance with SAB 99.

1.	“Whether the misstatement[/omission] arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.”

As discussed above, the Registrant respectfully advises the Staff that preparing pro forma financial information for 2005 that reflects the impact of the Motorola GPS chip set product family acquisition would require management to make estimates and judgments with significant imprecision for periods prior and subsequent to the Registrant’s acquisition of Motorola’s GPS chip set product family. The difficulty and inherent imprecision related to the pre-acquisition period are discussed above. Following the acquisition, the Registrant did not track the revenue and expenses derived from the Motorola GPS chip set product family in a separate department or general ledger code. For purposes of the supplemental preliminary quantitative analysis provided, the Registrant made significant estimates in order to assess the post-acquisition impacts of the acquisition and much more significant estimates in order to assess the impact the acquisition would have had during the pre-acquisition period from January through May 2005. The Registrant believes that the level of estimation and imprecision required in order to present pro forma financial results for 2005, including the effects of the Motorola GPS chip set product family acquisition, is significant and would make such pro forma financial statements inherently unreliable and potentially misleading to investors.

2.	“Whether the misstatement[/omission] masks a change in earnings or other trend.”

The Registrant’s net income declined slightly from 2004 to 2005 with net income of $30.7 million in 2004 and $30.0 million in 2005. Had the Registrant included the 2005 results of operations data from each of the 2005 acquisitions in pro forma disclosures for 2005, the Registrant’s pro forma net income would have been lower than the reported $30.0 million in 2005. The Registrant disclosed the material items that would have caused this further decline in pro forma net income (stock compensation expense, expenses related to contingent cash compensation and, to a lesser extent, amortization of purchased intangible assets) and the effects of such items on the Registrant’s future results of operations in its Annual Report on Form 10-K for the year ended December 31, 2005.

3.	“Whether the misstatement[/omission] changes a loss into income or vice versa.”

Had the Registrant included the 2005 acquisitions’ results of operations data in pro forma disclosures for the full year, the Registrant’s $30.0 million net income in 2005 would not have changed to a pro forma net loss.

4.	“Whether the misstatement[/omission] has the effect of increasing management’s compensation – for example by satisfying requirements for the award of bonuses or other forms of incentive compensation.”

Pro forma presentation of the Registrant’s financial results to include the effects of the 2005 acquisitions would not have affected the Registrant management’s compensation, pursuant to its executive profit sharing plan, as the plan determines compensation based on actual results excluding the effects of acquisitions.

5.	“The demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures.”

The Registrant’s stock price increased significantly over the course of 2005 (the Registrant’s stock price closed at $12.72 on December 31, 2004 and closed at $29.80 on December 30, 2005). The Registrant’s stock price volatility was not solely, or likely even primarily, due to the 2005 acquisitions. Although the Registrant’s stock price did fluctuate in the week following the announcement of each acquisition, the overall volatility was not materially different from the overall fluctuation in the Registrant’s average weekly stock price change in 2005 for the Kisel and Motorola GPS chip set product family acquisitions and year to date 2006 for the Impulsesoft acquisition. Also during 2005, the Registrant announced numerous new product solutions that were aimed at navigation and telematics products, a new SiRFstarIII product family and a growing patent base, all of which contributed to the overall appreciation in the Registrant’s stock price over the course of 2005. In addition, the Registrant’s net revenue and operating income experienced double digit growth in fiscal 2005 as compared to fiscal 2004, which was minimally impacted by the Registrant’s 2005 acquisitions. The Registrant’s stock price also likely benefited from the Registrant’s high growth stage and the market’s perspective of the GPS industry’s future potential.

Additional Qualitative Factors

The Registrant has also assessed the value to investors of providing pro forma financial results that include the 2005 acquisitions. The acquisitions of Kisel and Impulsesoft were primarily acquisitions of engineering talent and relationships with potential customers. The Motorola acquisition was consummated primarily to acquire engineering talent and developed technology. The Registrant further notes that the following factors had the most significant effect on the Registrant’s estimated pro forma financial results from the 2005 acquisitions: stock compensation expenses, expenses related to contingent cash compensation and, to a lesser extent, amortization of purchased intangible assets. Each of these items, which are the key factors indicating quantitative materiality, were previously disclosed in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 in pages 38-39 and 41 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the footnote referenced in the Staff’s comment No. 1 above. On this basis, the Registrant believes providing supplemental pro forma financial statements that include the 2005 acquisitions would provide very little, if any, additional value to the overall disclosures in the Registrant’s public filings.

Conclusion

In response to the Staff’s comments, the Registrant has performed a preliminary quantitative analysis and a qualitative analysis under SAB 99 of its 2005 acquisitions in the aggregate. The Registrant has determined that the pro forma effect of the acquisitions taken from a quantitative perspective in isolation, based on the preliminary analysis subject to significant estimates and numerous assumptions, could be deemed material to investors. Despite this conclusion, the Registrant feels that it should not prepare and provide pro forma financial information for 2005 that includes the effect of the 2005 acquisitions because these pro forma financial statements, even after significant time is invested and significant money is expended, would be inherently unreliable and could be misleading to investors as discussed above and the information that is material to an investor’s understanding of the Registrant’s future results of operations was previously provided by the Registrant in its Annual Report on Form 10-K for the year ended December 31, 2005. If the Registrant is required to provide pro forma financial information for 2005, the Registrant is extremely concerned about the unreliable nature of this information and isn’t comfortable that the adequacy and accuracy of the information would satisfy its corporate governance responsibilities. Further, since the Registrant has completed three fiscal quarters in 2006, investors have seen the effects of the 2005 acquisitions on the Registrant’s results of operations for a consecutive twelve month period and as such the Registrant does not believe presenting pro forma financial results for 2004 and 2005 is beneficial for investors. Alternatively, if the Staff believes the Registrant should provide pro forma financial information for 2005, the Registrant would provide pro forma financial information excluding the acquisition of the Motorola GPS chip set product family due to the level of estimation and imprecision required in order to present such pro forma financial information, and including disclosure as to why that acquisition was excluded, along with a qualitative description of how the Motorola GPS chip set product family acquisition is expected to affect the Registrant’s future results of operations.

The Registrant is available to discuss the contents of this letter and the Registrant’s analysis with the Staff at any time.

* * * * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 392-8342. Comments may also be sent to my attention via facsimile to (408) 453-7247.

Very truly yours,

/s/ Geoff Ribar
Geoff Ribar

Senior Vice President of Corporate Finance and Chief Financial Officer

cc:	Martin F. James, Senior Assistant Chief Accountant
Noelle Matteson, Esq.
Matt Sonsini, Esq.
Rick Kline, Esq.
Craig Smith Jr.